SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc

Notification of interests of Person Discharging Managerial Responsibility and connected persons

On 7 October 2013 the following transactions took place in relation to Ordinary shares of 5p in Prudential plc (the Company) in respect of Jacqueline Hunt, a Person Discharging Managerial Responsibility, following her appointment on 5 September 2013 as Chief Executive of Prudential UK and Europe.

In line with the terms of her contract agreed on appointment, the Company has undertaken to compensate her for the forfeiture of awards under various share plan arrangements with her former employer.

To compensate her for the loss of deferred bonus arrangements, the Company has arranged for 36,337 Ordinary shares of 5p at a market price of £11.686 in the Company to be held in a nominee arrangement on her behalf and released to her in March 2014 and March 2015. Ms Hunt is deemed to have a beneficial interest in these shares.

The Company has also made conditional share awards under the Prudential Long Term Incentive Plan over Ordinary shares of 5p in the Company in respect of other conditional awards forfeited by her. These awards were calculated at a price of £11.10 per share and consist of 106,805 shares to be released by 31 March 2014, and 95,585 shares to be released by 29 March 2015. The vesting of these awards is subject to achievement of a performance criteria related to Total Shareholder Return.

In respect of the 2013 financial year, Ms Hunt has been made a conditional share award under the Group Performance Share Plan over 118,040 Ordinary shares of 5p in the Company calculated at a value of £11.9133 per share. The award will vest in October 2016 subject to achievement of a performance criteria related to IFRS operating profit and Total Shareholder Return.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 8 October 2013

Contact

Jennie Webb, Share Plans Manager, 0044 207 548 2027

Stefan Bort, Deputy Group Secretary, 0044 207 548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary